Via EDGAR and FedEx
September 30, 2005
Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mail Stop 6010

Re:	BioScrip, Inc. (f/k/a MIM Corporation) Form 10-K for Fiscal Year Ended December 31, 2004 Filed March 4, 2005 File No. 000-28740
Dear Mr. Rosenberg,
     On behalf of BioScrip, Inc. (the “Company”), we are responding to the Staff’s comments contained in the Staff’s letter of September 16, 2005. Set forth below are the Staff’s comments from its September 16, 2005 letter, as well as the Company’s responses to the comments. This letter is being submitted via EDGAR electronic submission; as well, we are also providing you with a courtesy copy via FedEx for Monday, October 3rd delivery.
Item 7. Management’s Discussion and Analysis of Financial Condition and ...., page 16
Critical Accounting Policies, page 17
Allowance for Contractual Discounts, page 18
1.	For each period presented, please tell us the amount of changes in estimates of prior period contractual discounts that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual discounts for services provided in fiscal 2003 and the amount of the new estimate or settlement amount that was recorded during fiscal 2004.

The Company does not specifically track the settlement of, or changes in estimates of prior period contractual discount balances. In establishing contractual discount estimates, the Company has historically (including during the years ended 2002, 2003 and 2004), analyzed its agings, payor mix and actual writeoff experience on a quarterly basis to determine the adequacy of its allowance for contractual discounts. It has then made periodic adjustments as necessary. BioScrip has recorded its revenue net of contractual discounts. We believe that there have been no subsequent material changes in our prior period estimates for the years ended 2002, 2003 and 2004.

Mr. Jim B. Rosenberg
September 30, 2005

We have provided below the allowance for contractual discounts balances from December 31, 2002 through December 31, 2004. These balances reflect the net effect of the reserve additions and actual writeoffs during each of the periods presented. It is important to note that contractual discounts arise primarily from our Specialty Management and Delivery Services (Specialty) segment, where we bill third party payors typically at the lesser of either a contractual rate or an established “usual and customary” rate. The increase in the December 31, 2003 balance reflects primarily a reduction in expected reimbursement from two third party payors in our Specialty segment as well as a 14% increase in 2003 Specialty revenue.

	Balance	Balance	Balance
	12/31/2002	12/31/2003	12/31/2004
Allowance for Contractual Discounts	$3,144	$4,598	$4,957
Item 8. Financial Statements and Supplementary Data, page 26
Notes to Consolidated Financial Statement, page 31
Note 2 – Summary of Significant Accounting Policies, page 31
2.	Please tell us what claims payable represent and how you account for them.

Claims payable represents the dollar value of prescriptions processed/adjudicated in our PBM business that are to be reimbursed to our participating network pharmacies as of a particular date. By way of background, the Company is responsible for all covered prescriptions provided to PBM plan members processed through its network pharmacies during the contract period. Claims are adjudicated through the Company’s on-line adjudication system. These claims become a liability to the Company at the point of adjudication, that is, when we have agreed that the prescription claim is valid, correctly priced, and due to the network pharmacy for a participating PBM plan member. These claims are paid to the individual pharmacies on a weekly basis.

Going forward, on behalf of BioScrip, please be advised that the Company will add claims payable disclosure consistent with the above response to the extent material.
Note 4 – Acquisitions, page 36
3.	For the Fair Pharmacy and Chronimed acquisitions, please give us a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill, as this should have been disclosed per paragraph 51(b) of SFAS 141.

Chronimed

On August 9, 2004 we entered into a Merger Agreement with Chronimed, pursuant to which MIM acquired Chronimed in a stock-for-stock transaction as indicated in Note 4, page 26 of

Mr. Jim B. Rosenberg
September 30, 2005

our 10-K for the period ended December 31, 2004 (the “10-K”). The purchase price paid for Chronimed resulted in value over and above the net asset value of the business including both tangible assets and separately identifiable intangible assets. Goodwill, as described in SFAS 141, Paragraph 43 as “the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed,” was recognized and consistent with the rationale for the acquisition as follows:
•	The opportunity to combine the companies’ individual strengths in payor contracting, physician sales, manufacturer services, clinical management and fulfillment;

•	The opportunity to sell our products through Chronimed’s existing retail pharmacies;

•	The opportunity to broaden our suite of disease states and customer base;

•	The expansion of our retail pharmacy coverage;

•	The opportunity to create significant mail-order synergies through the combination of this business segment; and

•	The opportunity to leverage a variety of cost and operational synergies, which will enable the combined entity to grow and improve margins.
The factors mentioned above support the payment of an amount in excess of fair value of the assets acquired. After allocating value to separately identifiable intangible assets, we believed that the residual value (i.e., goodwill) was attributable to the non-separable, non-contractual strategic benefits mentioned above.

Fair Pharmacy

On February 2, 2004 the Company acquired all of the issued and outstanding stock of Natural Living, Inc., d/b/a/ Fair Pharmacy (“Fair Pharmacy”) for $15.0 million in cash, plus a performance-based earn-out of $4.0 million. The purchase price paid for Fair Pharmacy resulted in value in excess of the net asset value of the business including both tangible assets and separately identifiable intangible assets. Goodwill, described in SFAS 141, Paragraph 43 as “the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed,” was recognized based upon the rationale for the acquisition as follows:
•	Desire to expand our business in the New York area, which would enable us to better serve the hospital population and have a more diverse area for distribution;

•	Improve our competitive position in this area supported by our intent to retain the former owner and key pharmacist;

•	Provide the ability to distribute additional products through Fair Pharmacy’s location;

•	Increase growth expectations for the business; and

•	Further develop and implement Fair Pharmacy’s community platform, which included a delivery system that enabled home-bound patients to receive their medication, across our legacy business.
The factors mentioned above support the payment of an amount in excess of the fair value of the assets acquired. After allocating value to separately identifiable intangible assets, we

Mr. Jim B. Rosenberg
September 30, 2005

believe the residual value (i.e., goodwill) is well supportable by the strategic points mentioned above.
In particular, please tell us why no amounts were allocated to any customer relationships acquired from Fair Pharmacy and how that was consistent with SFAS 141 and EITF 02-17.

SFAS 141 requires an issuer to recognize customer relationships separate and apart from goodwill only if “. . . it is separable, that is, if it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. . . .” For purposes of SFAS 141’s statement contained in paragraph 39, even if that asset cannot be exchanged, sold, transferred or exchanged individually, it may still be deemed “separable” if it can be sold, transferred, rented, licensed or exchanged in combination with a related contract, asset or liability.”

As part of our application of SFAS 141 and consistent therewith, we examined all potential intangible assets that met the criteria to be recognized apart from goodwill based on Appendix D of SFAS 141. Management utilized an outside valuation firm to assist us in our examination. Based on our examination of the assets of the business, we determined that the trademark / trade name and the non-compete agreement with the former owner and pharmacist in charge were the key intangible assets acquired. Fair Pharmacy had long-standing presence and was a well known and respected brand in the neighborhood community in which it operates. That brand was supported by a proven track record of personalized customer service, home delivery of medication, quality, and reliability. Additionally, the former owner of Fair Pharmacy and pharmacist in charge was instrumental in developing that brand and establishing and growing the business over its history. We believed that that individual could cause material damage to the business, but for a non-compete agreement.

As part of management’s assessment, we also looked at our customer relationships as a potential intangible asset, as contemplated by SFAS 141 paragraph 39 and EITF 02-17. Approximately two-thirds of Fair Pharmacy patients were indigent, relying on Medicaid insurance coverage. Medicaid patients tend to move frequently from pharmacy to pharmacy as a function of the highly transient nature of such patients, creating a high turnover customer base. Also, Fair Pharmacy served the broad needs of the community, ranging from general over-the-counter products to higher-priced specialty prescriptions. With a disparate customer base of a non-recurring nature, we did not assign value to any specific customer type or disease grouping that would amount to an intangible asset of material value. As well, there are no contracts or continuing obligations between end-user customers and Fair Pharmacy, nor is there an ability to sell, transfer or license these customer relationships separately or in combination with a related contact, asset or liability. Consequently, we concluded that our customer relationships did not constitute a material separable or contractual intangible asset.

Management also assessed the value of Fair Phramacy’s physician relationships in the community. The physicians were and continue to be a significant referral source for Fair Pharmacy based on its reputation as a quality pharmacy provider. However, management did not assign specific intangible asset value to the physician relationships because we did not have contractual relationships with them and could not separate them from the business.

Mr. Jim B. Rosenberg
September 30, 2005

As indicated in our response to the prior question, we purchased this business to establish a distribution platform in this community, strengthen our competitive position, expand our product offerings, and to leverage Fair Pharmacy’s unique business model into our other national legacy pharmacies. Upon determining that these non-separable, non-contractual assets were most critical to the value of the Company, we separately recognized the trademark / trade name and the value of the non-compete in accordance with SFAS 141. Beyond the value of the key non-separable, non-contractual assets, and the trademark / trade name and non-compete agreement, we do not believe there to be material value to customer relationships between the customers and the business entity.
As you requested, on behalf of the Company, I acknowledge to you as follows:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please do not hesitate to contact me at (952) 979-3852.
Sincerely,
/s/  Gregory H. Keane
Gregory H. Keane
Chief Financial Officer
BioScrip, Inc.